UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 8-K
____________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 28, 2026
MIMEDX GROUP, INC.
(Exact name of registrant as specified in charter)

Florida	001-35887	26-2792552
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)
1775 West Oak Commons Ct., NE, Marietta GA 30062
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (770) 651-9100
____________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	MDXG	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Important Cautionary Statement
This report includes forward-looking statements. Statements regarding: (i) future sales or sales growth; (ii) our 2026 and longer term financial goals and expectations for future financial results, including levels of net sales, Adjusted EBITDA, Adjusted EBITDA margin, corporate expenses and cash; (iii) our expectations regarding the placental tissue market; (iv) our expectations regarding Medicare reimbursement; and (v) performance in different care settings, are forward-looking statements. Additional forward-looking statements may be identified by words such as “believe,” “expect,” “may,” “plan,” “goal,” “outlook,” “potential,” “will,” “preliminary,” and similar expressions, and are based on management’s current beliefs and expectations.
Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include: (i) future sales are uncertain and are affected by competition, access to customers, patient access to healthcare providers, the reimbursement environment and many other factors; (ii) the Company may change its plans due to unforeseen circumstances; (iii) the results of scientific research are uncertain and may have little or no value; (iv) our ability to sell our products in other countries depends on a number of factors including adequate levels of reimbursement, market acceptance of novel therapies, and our ability to build and manage a direct sales force or third party distribution relationship; (v) the effectiveness of amniotic tissue as a therapy for particular indications or conditions is the subject of further scientific and clinical studies; and (vi) we may alter the timing and amount of planned expenditures for research and development based regulatory developments. The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this report and the Company assumes no obligation to update any forward-looking statement.
Item 2.02 Results of Operations and Financial Condition

On October 28, 2026, MiMedx Group, Inc. (the “Company”), issued a press release (the “Earnings Press Release”) announcing its results for the second quarter of 2026. A copy of the Earnings Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The foregoing information is furnished pursuant to Item 2.02, “Results of Operations and Financial Condition”, including Exhibit 99.1 attached hereto, and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933, as amended (the “Securities Act”), if such subsequent filing specifically references this Form 8-K. All information in the Earnings Press Release speaks as of the date thereof and the Company does not assume any obligation to update such information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 2.02 of this report on Form 8-K.

Item 7.01	Regulation FD
On October 28, 2026 at 4:30 PM Eastern Daylight Time, the Company intends to host a conference call and webcast (the “Earnings Call”) to discuss its financial and operating results for the third quarter of 2026. A copy of the slide presentation to be used by the Company in connection with the Earnings Call is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Company updated its investor presentation on October 28, 2026. A copy of the presentation materials is furnished as Exhibit 99.3 and is incorporated herein by reference.

The foregoing information is furnished pursuant to Item 7.01, including Exhibit 99.2 attached hereto, and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act if such subsequent filing specifically references this Form 8-K.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Earnings Press Release dated October 28, 2026
99.2	Earnings Call Presentation dated October 28, 2026
99.3	Investor Presentation dated October 28, 2026
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIMEDX GROUP, INC.

July 29, 2026	By:	/s/ Doug Rice
Doug Rice Chief Financial Officer

MIMEDX Announces Third Quarter 2026 Operating & Financial Results Reports Continued Double-Digit Year-Over-Year Volume Growth for Surgical Franchise Delivers Wound Care Center Volume Growth Both Sequentially and Year-Over-Year Obtained Favorable Federal Court Ruling in AXIOFILL® Regulatory Classification Matter During Quarter Today Announced Patent License Agreement, Underscoring Strength of IP Portfolio Management to Host Conference Call Today, October 28, 2026, at 4:30 PM ET MARIETTA, Ga., October 28, 2026 -- MiMedx Group, Inc. (Nasdaq: MDXG) (“MIMEDX” or the “Company”) today announced operating and financial results for the third quarter of 2026. Joseph H. Capper, MIMEDX Chief Executive Officer, commented, "Our third quarter results reflect the progress we have made in reshaping MIMEDX into a Surgical-led company with a leaner cost structure that returned us to positive Adjusted EBITDA. Our Surgical franchise delivered mid-teens volume growth against a strong prior-year comparison and softer U.S. surgical procedure volumes. While a few discrete items dampened reported Surgical sales growth of 9% in the quarter, underlying demand remained strong across the portfolio, and Surgical now represents nearly two-thirds of our net sales." Mr. Capper continued, "As the Wound Care market works through a sluggish reset, we are beginning to see the anticipated signs of adjustment, including patient migration into Wound Care Centers, where MIMEDX unit volume grew 7% sequentially in the quarter. We continue to believe the market will ultimately favor established manufacturers that have scale and prioritize investment in robust clinical research. With our cost actions from earlier this year now fully reflected in our run rate, we delivered a significant sequential improvement in our GAAP net loss and a return to positive Adjusted EBITDA in the quarter. "We are working diligently with the FTC to obtain HSR clearance and look forward to completing the acquisition of Sanara MedTech. As we prepare for the combination of the two companies, our conviction in both the strategic rationale and the financial merits of this transaction remains strong," concluded Mr. Capper.

Third Quarter 2026 Results Discussion Net Sales MIMEDX reported net sales for the three months ended September 30, 2026 of $62 million, compared to $114 million for the three months ended September 30, 2025, a decrease of 45%. During the quarter, Surgical product sales increased 9% compared to the prior year period, led by sales of AMNIOFIX®, AMNIOEFFECT® and HELIOGEN®. These results were offset by a year-over-year decrease in Wound sales of 71%, despite continued sequential growth of sales to Wound Care Centers. The performance of the Wound business in the quarter continues to be negatively impacted by several Medicare reimbursement changes that went into effect on January 1, 2026. Gross Profit and Margin Gross profit for the three months ended September 30, 2026, was $50 million, compared to $95 million the prior year period. Gross margin for the three months ended September 30, 2026 was 80%, compared to 84% in the prior year period and 69% last quarter. The year-over-year decline in gross margin was driven primarily by the Medicare reimbursement rules negatively impacting the prices of our Wound products along with unfavorable product mix. However, the sequential improvement in gross margin highlights management's efforts to remove costs from the business and implement manufacturing efficiencies. Operating Expenses Selling, general and administrative ("SG&A") expenses for the three months ended September 30, 2026, were $58 million compared to $69 million for the three months ended September 30, 2025. The decrease in SG&A was driven primarily by lower expenses as a result of the cost reduction initiative announced in April as well as lower commissions on lower sales, partially offset by $6 million of incremental legal and strategic expenses associated with our ongoing litigation matters and other transaction costs incurred related to the proposed acquisition of Sanara. Research and development ("R&D") expenses for the three months ended September 30, 2026 and 2025, were $3 million and $4 million, respectively. R&D spend in the quarter reflects ongoing investments in the development of future products in our pipeline, including the costs associated with our two 510(k) submissions under review with the United States Food & Drug Administration, offset by the impact of our cost reduction initiative.

Net Income Net loss for the three months ended September 30, 2026 was $9 million compared to net income of $17 million for the three months ended September 30, 2025. Cash and Cash Equivalents As of September 30, 2026, the Company had $121 million of cash and cash equivalents compared to $166 million as of December 31, 2025. Net cash increased $2 million compared to the second quarter 2026. During the quarter, the Company repaid the remaining $17 million term loan balance and ended the quarter with no debt outstanding. Financial Outlook For 2026, MIMEDX now expects 2026 net sales to be in a range of $250 to $260 million. The Company expects Adjusted EBITDA for the fourth quarter to be sequentially higher than the third quarter. Longer-term, the Company continues to expect to achieve annual net sales growth in the low double- digits as a percentage with an adjusted EBITDA margin above 20%. The Company has not provided a reconciliation of its forward-looking Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP measures because it is unable to do so without unreasonable efforts. The Company cannot predict with reasonable certainty the timing or amount of items excluded from these measures, such as acquisition and transaction-related costs relating to the proposed Sanara acquisition, strategic legal and regulatory expenses, reorganization expenses, share- based compensation and income tax effects, which could be material to the Company's GAAP results. AXIOFILL During the quarter, the Company announced that the U.S. District Court for the Northern District of Georgia issued a favorable ruling in the Company’s litigation challenging the U.S. Food and Drug Administration’s (“FDA”) regulatory classification of AXIOFILL, the Company’s human placental-derived extracellular matrix particulate product. The Court vacated FDA’s determination that AXIOFILL is not a Section 361 HCT/P because it is more than minimally manipulated and FDA’s determination that AXIOFILL should be classified as a biological product rather than a medical device. The Court remanded both matters to FDA for further consideration consistent with its order. Patent License Agreement The Company also announced today that it has entered into a license agreement with a wound care competitor that resolves allegations of infringement of MIMEDX's patents. Under the agreement: • The licensee will pay MIMEDX a total of $25 million in five equal installments of $5 million. • The first installment has been received, and the four remaining installments will be paid annually on the anniversary of the signing date. • MIMEDX has granted the licensee a non-exclusive license to the covered patents. Conference Call and Webcast MIMEDX will host a conference call and webcast to review its third quarter 2026 results on Wednesday, October 28, 2026, beginning at 4:30 p.m., Eastern Time. The call can be accessed using the following information: Webcast: Click here U.S. Investors: 877-407-6184 International Investors: 201-389-0877 Conference ID: 13762954 A replay of the webcast will be available for approximately 30 days on the Company’s website at www.mimedx.com following the conclusion of the event. Important Cautionary Statement This press release includes forward-looking statements, including statements regarding (i) our 2026 and longer term financial goals and expectations for future financial results, including revenue, net sales growth and Adjusted EBITDA margin; (ii) any changes to underlying demand in the Wound segment; (iii) the impact of our restructuring and cost reduction initiatives, including expected cost savings, on our future profitability and growth; and (iv) the timing, completion and anticipated benefits of the proposed acquisition of Sanara, including the expected timing of closing, the receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino

Antitrust Improvements Act following the FTC’s Second Request, financing under the Hayfin commitment, anticipated ticking fees under the Hayfin commitment letter, potential termination fees payable to Sanara, and integration activities and expected synergies. Additional forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," “goal,” “outlook,” "potential," "will," "preliminary," and similar expressions, and are based on management's current beliefs and expectations. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include: (i) future sales are uncertain and are affected by competition, access to customers, patient access to healthcare providers, the new reimbursement environment, which introduced tighter coverage parameters, lower reimbursement levels in certain categories, and incremental administrative complexity for providers and many other factors; (ii) the Company may change its plans due to unforeseen or evolving circumstances and market response to the reimbursement rules; (iii) the results of scientific research are uncertain and may have little or no value; (iv) our ability to sell our products in other countries depends on a number of factors including adequate levels of reimbursement, market acceptance of novel therapies, and our ability to build and manage a direct sales force or third party distribution relationship; (v) the effectiveness of amniotic tissue as a therapy for particular indications or conditions is the subject of further scientific and clinical studies; (vi) we may alter the timing and amount of planned expenditures for research and development based on regulatory developments; (vii) Medicare spending rules; and (viii) changes in the size of the addressable market for our products; and (ix) risks relating to the proposed Sanara transaction, including the timing of closing, the outcome and timing of the FTC review and Second Request process, the risk that financing under the Hayfin commitment is not available when needed, the impact of ticking fees or termination fees, integration risks, the possibility that expected synergies are not realized as expected, and the possibility that the transaction is delayed or not completed. The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this press release and the Company assumes no obligation to update any forward-looking statement. About MIMEDX

MIMEDX is a pioneer and leader focused on helping humans heal. With more than a decade and a half of helping clinicians manage chronic and other hard-to-heal wounds, MIMEDX is dedicated to providing a leading portfolio of products for applications in the wound care, burn, and surgical sectors of healthcare. The Company’s vision is to be the leading global provider of healing solutions through relentless innovation to restore quality of life. For additional information, please visit www.mimedx.com. Contact: Matt Notarianni Investor Relations 470.304.7291 mnotarianni@mimedx.com Selected Unaudited Financial Information

MiMedx Group, Inc. Condensed Consolidated Balance Sheets (in thousands) Unaudited September 30, 2026 December 31, 2025 ASSETS Current assets: Cash and cash equivalents $ 120,791 $ 166,121 Accounts receivable, net 37,269 75,707 Inventory 22,088 25,340 Other current assets 7,085 10,303 Total current assets 187,233 277,471 Property and equipment, net 4,710 4,713 Deferred tax asset, net 29,219 19,596 Goodwill 19,441 19,441 Intangible assets, net 11,120 14,158 Other assets 12,829 7,274 Total assets $ 264,552 $ 342,653 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Current portion of long term debt $ — $ 1,500 Accounts payable 11,828 14,528 Accrued compensation 15,246 31,065 Accrued expenses 12,768 11,383 Other current liabilities 3,189 5,790 Total current liabilities 43,031 64,266 Long term debt, net — 16,467 Other liabilities 10,439 5,372 Total liabilities 53,470 86,105 Total stockholders' equity 211,082 256,548 Total liabilities and stockholders’ equity $ 264,552 $ 342,653

MiMedx Group, Inc. Condensed Consolidated Statements of Operations (in thousands, except share and per share amounts) Unaudited Three Months Ended September 30, Nine Months Ended September 30, 2026 2025 2026 2025 Net sales $ 62,283 $ 113,725 $ 185,636 $ 300,535 Cost of sales 12,581 18,719 49,929 53,958 Gross profit 49,702 95,006 135,707 246,577 Operating expenses: Selling, general and administrative 58,313 69,001 171,323 193,121 Research and development 2,796 3,703 9,712 10,336 Amortization of intangible assets 295 112 887 310 Operating (loss) income (11,702) 22,190 (46,215) 42,810 Other income (expense), net Interest income, net 776 785 2,449 2,029 Other expense, net (136) (126) (407) (372) (Loss) income before income tax (11,062) 22,849 (44,173) 44,467 Income tax benefit (provision) 2,379 (6,101) 9,790 (11,080) Net (loss) income $ (8,683) $ 16,748 $ (34,383) $ 33,387 Basic net (loss) income per common share $ (0.06) $ 0.11 $ (0.23) $ 0.23 Diluted net (loss) income per common share $ (0.06) $ 0.11 $ (0.23) $ 0.22 Weighted average common shares outstanding - basic 145,865,259 148,035,283 147,359,552 147,692,441 Weighted average common shares outstanding - diluted 145,865,259 149,713,653 147,359,552 149,579,861 MiMedx Group, Inc. Condensed Consolidated Statements of Cash Flows (in thousands) Unaudited Nine Months Ended September 30, 2026 2025 Net cash flows (used in) provided by operating activities (4,217) 49,047 Net cash flows used in investing activities (6,470) (6,551) Net cash flows used in financing activities (34,643) (4,829) Net change in cash $ (45,330) $ 37,667

Reconciliation of Non-GAAP Measures In addition to our GAAP results, we provide certain non-GAAP measures including Adjusted EBITDA and related margins, Free Cash Flow, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income, and Adjusted Earnings Per Share ("Adjusted EPS"). We believe that the presentation of these measures provides important supplemental information to management and investors regarding our performance. These measures are not a substitute for GAAP measures. Company management uses these non-GAAP measures as aids in monitoring our ongoing financial performance from quarter-to-quarter and year-to- year on a regular basis and for benchmarking against comparable companies. These non-GAAP financial measures reflect the exclusion of the following items: • Share-based compensation - expense recognized related to awards to employees and our board of directors issued pursuant to our share-based compensation plans. This expense is reflected amongst cost of sales, research and development expense, and selling, general, and administrative expense in the unaudited condensed consolidated statements of operations. • Amortization of acquired intangible assets - reflects amortization expense recognized solely related to assets which were acquired as part of a transaction. These expenses are generally reflected in cost of sales in our unaudited condensed consolidated statements of operations. • Acquisition and other transaction-related costs – reflects expenses incrementally incurred resulting from the consummation of material strategic transactions or the integration of acquired assets or operations into our core business. In the third quarter of 2026, this primarily reflected expenses relating to our proposed acquisition of Sanara. These expenses are generally reflected in selling, general and administrative expense and other expense, net in our unaudited condensed consolidated statements of operations. • Strategic legal and regulatory expenses - relates to litigation and regulatory expenses deemed strategically important to our operations. Litigation expenses primarily relate to legal fees incurred and relate to suits filed against former employees and their employers for violation of non-compete and non-solicitation agreements and certain patent infringement matters. Regulatory expenses relate to legal fees incurred stemming from action taken against the United States Food & Drug Administration ("FDA") surrounding the designation of one of our products. These expenses are generally reflected in selling, general and administrative expense in our unaudited condensed consolidated statements of operations.

• Reorganization expense - expenses incurred toward the realignment of our operating strategy. These expenses relate to severance expenses related to certain executive leaders and other employment actions, including the implementation of our cost reduction initiative during the second quarter of 2026. These expenses are reflected as a component of cost of sales, selling, general and administrative expense, and research and development expense in the unaudited condensed consolidated statements of operations. • Strategic software implementation costs - incremental expenses incurred toward the implementation of software as a service arrangements which are not capitalizable under GAAP and are determined to be material to the Company's operations. These expenses are reflected in the caption of the unaudited condensed consolidated statements of operations which is commensurate with the intended use of the software. For the quarter ended September 30, 2026, this is primarily cost of sales. • Long-term effective income tax rate adjustment - for purposes of calculating Adjusted Net Income and Adjusted Earnings Per Share, reflects our expectation of a long-term effective tax rate, which is normalized and balance sheet-agnostic. Actual tax expense will be based on GAAP earnings, and may differ from the expected long-term effective tax rate due to a variety of factors, including the tax treatment of various transactions included in GAAP net income and other reconciling items that are excluded in determining Adjusted Net Income and Adjusted EPS. The actual long-term normalized effective tax rate was 25% for each of the quarters ended September 30, 2026 and 2025. Adjusted EBITDA and Adjusted EBITDA margin Adjusted EBITDA consists of GAAP net (loss) income excluding (i) strategic legal and regulatory expenses, (ii) acquisition and other transaction-related costs, (iii) share-based compensation expense, (iv) amortization of intangible assets, (v) depreciation expense, (vi) strategic software implementation costs, (vii) reorganization expense, (viii) interest income, net, and (ix) income tax provision (benefit). Please refer to the tables below for reconciliation to GAAP net income.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Net (loss) income	$ (8,683)	$ 16,748	$ (34,383)	$ 33,387
Non-GAAP Adjustments:				
Strategic legal and regulatory expenses	5,688	2,515	14,117	6,691
Acquisition and other transaction-related costs	3,288	159	3,435	799
Share-based compensation expense	3,204	4,920	2,410	13,933
Amortization of intangible assets	1,094	4,719	3,274	9,969
Depreciation expense	370	573	1,336	1,692
Strategic software implementation costs	250	—	604	—
Reorganization expense	10	—	3,825	826
Interest income, net	(776)	(785)	(2,449)	(2,029)
Income tax (benefit) provision	(2,379)	6,101	(9,790)	11,080
Adjusted EBITDA	$ 2,066	$ 34,950	$ (17,621)	$ 76,348
Adjusted EBITDA margin	*3.3 %*	*30.7 %*	*(9.5)%*	*25.4 %*

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) provides a view of our operating performance, exclusive of certain items which are non-recurring or not reflective of our core operations.

Adjusted Net Income (Loss) is defined as GAAP net (loss) income plus (i) strategic legal and regulatory expenses, (ii) acquisition and other transaction-related expenses, (iii) amortization of acquired intangible assets, (iv) strategic software implementation costs, (v) loss on extinguishment of debt, (vi) reorganization expense, and (vii) long-term effective income tax rate adjustment.

A reconciliation of GAAP net income to Adjusted Net Income (Loss) appears in the table below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Net (loss) income	$ (8,683)	$ 16,748	$ (34,383)	$ 33,387
Strategic legal and regulatory expenses	5,688	2,515	14,117	6,691
Acquisition and other transaction-related costs	3,288	159	3,435	799
Amortization of acquired intangible assets	826	4,615	2,475	9,667
Strategic software implementation costs	250	—	604	—
Loss on extinguishment of debt	43	—	43	—
Reorganization expenses	10	—	3,825	826
Long-term effective income tax rate adjustment	(2,140)	(1,433)	(4,872)	(4,532)
Adjusted net (loss) income	$ (718)	$ 22,604	$ (14,756)	$ 46,838

A reconciliation of various line items included in our GAAP unaudited condensed consolidated statements of operations to Adjusted Net Income (Loss) for the three months ended September 30, 2026 and 2025 are presented in the tables below (in thousands): Three Months Ended September 30, 2026 Gross Profit Selling, General & Administrative Expense Research and Development Expense Net Loss Reported GAAP Measure $ 49,702 $ 58,313 $ 2,796 $ (8,683) Strategic legal and regulatory expenses — (5,688) — 5,688 Acquisition and other transaction- related costs — (3,282) — 3,288 Amortization of acquired intangible assets 799 — — 826 Strategic software implementation costs 250 — — 250 Loss on extinguishment of debt — — — 43 Reorganization expenses — (10) — 10 Long-term effective income tax rate adjustment — — — (2,140) Non-GAAP Measure $ 50,751 $ 49,333 $ 2,796 $ (718) Three months ended September 30, 2025 Gross Profit Selling, General & Administrative Expense Research and Development Expense Net Income Reported GAAP Measure $ 95,006 $ 69,001 $ 3,703 $ 16,748 Amortization of acquired intangible assets 4,607 — — 4,615 Strategic legal and regulatory expenses — (2,515) — 2,515 Acquisition and other transaction- related costs — (124) — 159 Reorganization expense — — — — Long-term effective income tax rate adjustment — — — (1,433) Non-GAAP Measure $ 99,613 $ 66,362 $ 3,703 $ 22,604

Nine Months Ended September 30, 2026 Gross Profit Selling, General & Administrative Expense Research and Development Expense Net Income Reported GAAP Measure $ 135,707 $ 171,323 $ 9,712 $ (34,383) Strategic legal and regulatory expenses — (14,117) — 14,117 Acquisition and other transaction- related costs — (3,398) — 3,435 Amortization of acquired intangible assets 2,398 — — 2,475 Strategic software implementation costs 604 — — 604 Loss on extinguishment of debt — — — 43 Reorganization expenses 1,901 (1,818) (106) 3,825 Long-term effective income tax rate adjustment — — — (4,872) Non-GAAP Measure 140,610 $ 151,990 $ 9,606 $ (14,756) Nine Months Ended September 30, 2025 Gross Profit Selling, General & Administrative Expense Research and Development Expense Net Income Reported GAAP Measure $ 246,577 $ 193,121 $ 10,336 $ 33,387 Amortization of acquired intangibles 9,659 — — 9,667 Strategic legal and regulatory expenses — (6,691) — 6,691 Acquisition and other transaction- related costs — (689) — 799 Reorganization expense — (826) — 826 Long-term effective income tax rate adjustment — — — (4,532) Non-GAAP Measure $ 256,236 $ 184,915 $ 10,336 $ 46,838

Adjusted Earnings Per Share Adjusted Earnings Per Share is intended to provide a normalized view of earnings per share by removing items that may be irregular, one-time, or non-recurring from net income. This enables us to identify underlying trends in our business that could otherwise be masked by such items. Adjusted Earnings Per Share consists of GAAP diluted net (loss) income per common share adjusted for (i) strategic legal and regulatory expenses, (ii) acquisition and other transaction-related expenses, (iii) amortization of acquired intangible assets, (iv) strategic software implementation costs, (v) loss on extinguishment of debt, (vi) reorganization expense, and (vii) long-term effective income tax rate adjustment. A reconciliation of GAAP diluted earnings per share to Adjusted Earnings Per Share appears in the table below (per diluted share): Three Months Ended September 30, Nine Months Ended September 30, 2026 2025 2026 2025 GAAP net (loss) income per common share - diluted $ (0.06) $ 0.11 $ (0.23) $ 0.22 Strategic legal and regulatory expenses 0.04 0.02 0.09 0.04 Acquisition and other transaction-related costs 0.02 0.00 0.02 0.01 Amortization of acquired intangible assets 0.01 0.03 0.02 0.06 Strategic software implementation costs 0.00 0.00 0.00 0.00 Reorganization expense 0.00 0.00 0.03 0.01 Long-term effective income tax rate adjustment (0.02) (0.01) (0.03) (0.03) Adjusted Earnings Per Share (0.01) 0.15 (0.10) 0.31 Weighted average common shares outstanding - adjusted (in millions) 145.9 149.7 147.4 149.6

Free Cash Flow Free Cash Flow is intended to provide a measure of our ability to generate cash in excess of capital investments. It provides management with a view of cash flows which can be used to finance operational and strategic investments. Free Cash Flow is defined as net cash provided by operating activities less capital expenditures, including purchases of equipment. A reconciliation of GAAP net cash flows provided by operating activities to Free Cash Flow appears in the table below (in thousands): Three Months Ended September 30, Nine Months Ended September 30, 2026 2025 2026 2025 Net cash flows provided by operating activities $ 3,919 $ 29,329 $ (4,217) $ 49,047 Capital expenditures, including purchases of equipment (166) (192) (1,334) (748) Free Cash Flow $ 3,753 $ 29,137 $ (5,551) $ 48,299

Other Information Net Sales by Product Category by Quarter Below is a summary of net sales by product category (in thousands): Three Months Ended September 30, Nine Months Ended September 30, 2026 2025 2026 2025 Surgical $ 39,960 $ 36,627 $ 115,631 $ 102,888 Wound 22,323 77,098 70,005 197,647 Net sales $ 62,283 $ 113,725 $ 185,636 $ 300,535

Q3 2026 Financial Results Conference Call October 28, 2026

Disclaimer & Cautionary Statements This presentation and our earnings call includes forward-looking statements. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Such forward-looking statements include statements regarding: • Growing expansion outside of the U.S.; • Our growth expectations in 2026 and beyond, including our growth in surgery, increased funding in targeted research and expanded product portfolio; • Expected results of research and development, including that our efforts will innovate and diversify our product portfolio; • Placental-derived products and their potential clinical benefits; • EPIEFFECT® and CHORIOFIX randomized controlled trial enrollment; • Expectations regarding the reimbursement environment for the Company’s products, including Medicare Spending; • Expectations regarding HELIOGEN®, AMNIOFIX®, AMNIOEFFECT®, as well as Hydrelix, NovaForm®, and G4Derm® Plus driving Surgical growth; • Our expectations that we will continue to advocate for Medicare spending reform; • Exposure to tariffs and the anticipation that they will not impact the Company’s results; • Our 2026 full-year net sales outlook, our expectation that fourth-quarter 2026 Adjusted EBITDA will increase sequentially, our long-term net sales growth and Adjusted EBITDA margin targets, our long-term non-GAAP effective tax rate, and top- line growth post reform in Medicare spending; • Our ability to manage Private Office and Wound Care Center/Hospital Outpatient dynamics, including adjusting our strategy to remain competitive; • The proposed acquisition of Sanara MedTech Inc. (“Sanara”), including the expected timing and completion of the transaction; the FTC’s review, including the Second Request, and the expiration or termination of the HSR waiting period; the Hayfin debt financing commitment and related ticking fee; the expected revenue, cost synergies, Adjusted EBITDA margin, free cash flow and net leverage of the combined company; and integration planning; and • The Company’s long-term strategy and goals for value creation, the status of its pipeline products, expectations for future products, and expectations for future growth and profitability Additional forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," "preliminary," and similar expressions, and are based on management's current beliefs and expectations. Forward- looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include: • Future sales are uncertain and are affected by competition, access to customers, patient access to hospitals and healthcare providers, the reimbursement environment and many other factors; • The future market for the Company’s products can depend on regulatory approval of such products, which might not occur at all or when expected, and is based in part on assumptions regarding the number of patients who elect less acute and more acute treatment than the Company’s products, market acceptance of the Company’s products, and adequate reimbursement for such therapies; • The process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. is costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all, and the ability to obtain the rights to market additional, suitable products depends on negotiations with third parties which may not be forthcoming; • Risks relating to the proposed Sanara acquisition, its financing and our existing credit facility, including but not limited to the timing of closing, the outcome and timing of the FTC review and Second Request process, the risk that financing under the Hayfin commitment is not available when needed, the impact of ticking fees or termination fees, integration risks, the possibility that expected synergies are not realized as expected, and the possibility that the transaction is delayed or not completed. The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this presentation and the Company assumes no obligation to update any forward-looking statement. | 2 |

Disclaimer No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Important Information and Where to Find It In connection with the proposed transaction, MiMedx filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The final prospectus has been mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and prospectus) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Participants in the Solicitation Sanara MedTech, the Company and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Sanara’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of the Company is included in its Proxy Statement filed with the SEC on April 29, 2026. Information regarding the executive officers and directors of Sanara MedTech is included in its Proxy Statement filed with the SEC on April 17, 2026. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above. | 3 |

Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Adjusted EBITDA and related margins, Free Cash Flow, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income, Adjusted SG&A, Adjusted R&D and Adjusted Earnings Per Share. These measures are not prepared in accordance with GAAP, should be considered in addition to, and not as a substitute for the most directly comparable GAAP measures, and may not be comparable to similarly titled measures of other companies. Reconciliations of historical non-GAAP measures to the most directly comparable GAAP measures are included in the Appendix and in our earnings release dated October 28, 2026. We have not provided a reconciliation of forward-looking Adjusted EBITDA (including expected fourth-quarter 2026 Adjusted EBITDA), long-term and combined-company Adjusted EBITDA margin targets, or forward-looking net leverage to the most directly comparable GAAP measures because we are unable to do so without unreasonable efforts. We cannot predict with reasonable certainty the timing or amount of items excluded from these measures, such as acquisition and transaction-related costs relating to the proposed Sanara acquisition, strategic legal and regulatory expenses, reorganization expenses, share-based compensation and income tax effects, which could be material to our GAAP results. | 4 |

Opening Remarks Joseph H. Capper, Chief Executive Officer | 5 |

Highlights Q3 2026 | 6 |

Sanara Transaction Undergoing Additional FTC Review | 7 | Committed to the deal We remain fully committed to the Sanara combination. We’ll cooperate fully with the FTC to find a resolution as expeditiously as possible, and our strategic and financial rationale for the deal is unchanged. Ready for Day 1 We have been carefully preparing for the closing of this transaction and the execution of our integration plans – and we will be ready for Day 1 once the review is complete. Focused on two priorities In the meantime, both companies are focused on two points: satisfying the regulators’ review and protecting commercial momentum.

Q3:26 Operating & Financial Highlights

Net Sales

$62MM

Surgical Net Sales

+9%

vs. Q3:25

Mid-teens % volume growth

Wound Care Centers

Upper single-digit % volume growth vs. Q2:26

GAAP Gross Margin

80%

+11 percentage points vs. Q2:26

Adj. EBITDA[1]

$2MM

+$10MM vs. Q2:26

GAAP Net Loss

($9MM)

+$6MM vs. Q2:26

Business Highlights

AXIOFILL®
ECM PARTICULATE

Favorable court ruling in FDA litigation; remands regulatory classification decision back to FDA

Patent Settlement & License Agreement

Announced settlement and license agreement with a competitor Wound Care company, resolving a patent infringement allegations involving MIMEDX's IP portfolio

MIMEDX to receive a total of **$25 million** in five equal installments of $5 million annually

MIMEDX

1) Adjusted EBITDA is a non-GAAP financial measure. See the Appendix for a reconciliation to the nearest GAAP measure.

| 8 |

Strategic Priorities Focus on Product Innovation & Market Opportunities | 9 | 01 Continuing to innovate and diversify our portfolio across product platforms 02 Driving higher growth in surgical markets

Surgical Franchise Continues to Post Solid Growth

Surgical volume growth

+Mid-teens %

Across numerous products in our Surgical portfolio

$40MM Surgical net sales

64% of Q3:26 total net sales

Particulate portfolio momentum continues

Strong performance, led by HELIOGEN

B-to-B placental tissue processing

~$1 million of sales in Q3:25; did not recur in Q3:26

Growth despite a softer market: Q3 US surgical volumes stayed soft with no rebound from 1H. Pressure is concentrated in elective, price-sensitive procedures; non-elective specialties, like cardiac and electrophysiology remain healthy.

MIMEDX

| 10 |

Favorable Federal Court Ruling in FDA Litigation for AXIOFILL® | 11 | 1 The Court vacated FDA’s determination that AXIOFILL is not a Section 361 HCT/P because it is more than minimally manipulated. 2 The Court vacated FDA’s determination that AXIOFILL should be classified as a biological product rather than a medical device. 3 The Court remanded both matters to FDA for further consideration.

Wound Care in 2026: Wound Care Center Growth & Overall Consolidation | 12 | Significant reduction in Medicare spend Market consolidation trending back to products with clinical evidence. Audit and claw back activity on the rise. Patient volume slowly migrating from mobile wound practices Mobile practices are exiting the marketplace; patients are moving back to HOPD & Wound Care Centers. MIMEDX Wound Care Center volumes up Q3:26 Wound volumes up sequentially and year-over-year in Wound Care Centers. Proposed CY2027 PFS/OPPS keeping flat-rate framework Status quo expected vs. 2026 upheaval.

Company’s First Two 510(k) Submissions in Review | 13 | The 510(k) designation is an important step to unlock new markets, applications, coverage and claims that we expect will grow our presence in the operating room. Antimicrobial Xenograft ECM Particulate

Protecting IP Portfolio In and Out of Court | 14 | Settlement announced today $25M Paid in five equal annual installments of $5M Settlement and license agreement with a wound care competitor resolves patent infringement allegations involving the MIMEDX IP portfolio Other recent wins in active litigation Favorable claims construction Both active cases are past claims construction, with rulings favorable to our arguments Patents reaffirmed by the PTO A defendant’s ex parte re-examination failed; the PTO again affirmed the validity of the patents we are asserting We continue to aggressively protect our patent portfolio.

Financial Results Doug Rice, Chief Financial Officer | 15 |

Q3:26 Net Sales Summary | 16 | UPDATE Net Sales $62MM Net sales by quarter, $MM Net sales by segment Surgical $40MM Wound $22MM $59MM $64MM $62MM Q1:26 Q2:26 Q3:26 64% of total 36% of total

Q3:26 Surgical Net Sales | 17 | UPDATE Surgical $40MM Highlights • Mid teens Surgical volume growth in Q3:26 • Strong double-digit growth in AMNIOFIX® and AMNIOEFFECT® • Continued growth in Particulate portfolio, led by HELIOGEN • Ramping contributions from G4Derm® Plus Surgical net sales by quarter, $MM $28MM $40MM Q1:24 Q2:24 Q3:24 Q4:24 Q1:25 Q2:25 Q3:25 Q4:25 Q1:26 Q2:26 Q3:26 64% of net sales

Q3:26 Wound Net Sales | 18 | UPDATE Wound $22MM 36% of net sales Highlights • Continued market disruption from the January 1, 2026 Medicare reimbursement reset • 7% sequential growth and over 20% year-over-year growth in Wound Care Center volumes

Q3:26 P&L Summary 1) Adj. EBITDA, Adj. Net Income and related margins are non-GAAP financial measures. See the Appendix for a reconciliation to the nearest GAAP measure. | 19 | $17 $23 $35 ($9) ($1) $2 $95 $54 $15 $4 $50 $40 $19 $3 Adj. EBITDA & Margin1GAAP Net Income & Margin R&D 47% 64% 3% 4% 15% (14%) 31% 3% Adj. Net Income & Margin1 20% (1%) Gross Profit & Margin 84% 80% G&A 13% 30% UPDATE S&MGross Margin & OPEX • Gross Margin: rebounded sequentially as cost reduction initiatives coupled with manufacturing efficiencies • OPEX: lower driven by the recent cost reduction initiative and lower commission from lower sales. Net Income & Adj. EBITDA • Wound-related headwinds continue to pressure results, but Surgical growth and cost reduction initiative enabled a return to positive adjusted EBITDA in Q3:26 Q3:25 Q3:26 $ Millions

Strong Balance Sheet Despite Market Turbulence | 20 | Net Cash Balance Over $100MM For 6 Consecutive Quarters ($ Millions) $100MM $124MM $148MM $142MM $119MM $121MM Q2:25 Q3:25 Q4:25 Q1:26 Q2:26 Q3:26 Net cash, Q3:26 $121MM +$2MM vs. Q2:26 • Above $100MM for 6 consecutive quarters • Up $21MM since Q2:25 • Does not include recently announced IP settlement

Sanara Debt Financing | 21 | Committed financing $300MM First-lien senior secured term loan Six-year term Interest initially at Term SOFR plus 6.25% Tied to closing Commitment is contingent on the acquisition closing Funds cash consideration Together with cash on hand, proceeds fund the cash portion of the transaction Modest ticking fee Accrual began earlier this month; due at closing when the loan funds

2026 Outlook *2026 Outlook provided as of October 28, 2026. Actual results may differ. | 22 | 2026 Net Sales* $250–260MM Q4:26 Adj. EBITDA* Up Sequentially vs. Q3:26

Closing Remarks, Q&A | 23 |

THANK YOU MIMEDX 1775 West Oak Commons Ct. Marietta, GA 30062 888.543.1917 | 770.651.9100 | 24 |

Appendix | 25 |

Adjusted EBITDA - QTD | 26 | Amounts (in millions) for the three months ended September 30, 2026 2025 Net income - GAAP $ (8.7) $ 16.7 Strategic legal and regulatory expenses 5.7 2.5 Acquisition and other transaction-related costs 3.3 0.2 Stock-based compensation expense 3.2 4.9 Amortization of intangible assets 1.1 4.7 Depreciation expense 0.4 0.6 Strategic software implementation costs 0.3 — Interest (income) expense, net (0.8) (0.8) Income tax provision (2.4) 6.1 Adjusted EBITDA $ 2.1 $ 35.0 Adjusted EBITDA margin 3.3% 30.7%

Adjusted EBITDA - YTD | 27 | Amounts (in millions) for the nine months ended September 30, 2026 2025 Net income - GAAP $ (34.4) $ 33.4 Strategic legal and regulatory expenses 14.1 6.7 Reorganization expenses 3.8 0.8 Acquisition and other transaction-related costs 3.4 0.8 Amortization of intangible assets 3.3 10.0 Stock-based compensation expense 2.4 13.9 Depreciation expense 1.3 1.7 Strategic software implementation costs 0.6 — Interest expense, net (2.4) (2.0) Income tax provision (9.8) 11.1 Adjusted EBITDA $ (17.6) $ 76.3 Adjusted EBITDA margin (9.5)% 25.4%

Adjusted Net Income and Adjusted EPS - QTD | 28 | Amounts (in millions) for the three months ended September 30, 2026 2025 Net income - GAAP $ (8.7) $ 16.7 Strategic legal & regulatory expenses 5.7 2.5 Acquisition and other transaction-related costs 3.3 0.2 Amortization of acquired intangible assets 0.8 4.6 Strategic software implementation costs 0.3 — Adjustment for income taxes (2.1) (1.4) Adjusted net income $ (0.7) $ 22.6 Weighted average common shares outstanding - adjusted (in millions) 145.9 149.7 Adjusted EPS $ (0.01) $ 0.15

Adjusted Net Income and Adjusted EPS - YTD | 29 | Amounts (in millions) for the nine months ended September 30, 2026 2025 Net income - GAAP $ (34.4) $ 33.4 Strategic legal & regulatory expenses 14.1 6.7 Reorganization expenses 3.8 0.8 Acquisition and other transaction-related costs 3.4 0.8 Amortization of acquired intangible assets 2.5 9.7 Strategic software implementation costs 0.6 — Adjustment for income taxes (4.9) (4.5) Adjusted net income $ (14.8) $ 46.8 Weighted average common shares outstanding - adjusted (in millions) 147.4 149.6 Adjusted EPS $ (0.10) $ 0.31

Investor Presentation October 2026

Disclaimer & Cautionary Statements This presentation and our earnings call includes forward-looking statements. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Such forward-looking statements include statements regarding: • Growing expansion outside of the U.S.; • Our growth expectations in 2026 and beyond, including our growth in surgery, increased funding in targeted research and expanded product portfolio; • Expected results of research and development, including that our efforts will innovate and diversify our product portfolio; • Placental-derived products and their potential clinical benefits; • EPIEFFECT® and CHORIOFIX randomized controlled trial enrollment; • Expectations regarding the reimbursement environment for the Company’s products, including Medicare Spending; • Expectations regarding HELIOGEN®, AMNIOFIX®, AMNIOEFFECT®, as well as Hydrelix, NovaForm®, and G4Derm® Plus driving Surgical growth; • Our expectations that we will continue to advocate for Medicare spending reform; • Exposure to tariffs and the anticipation that they will not impact the Company’s results; • Our 2026 full-year net sales outlook, our expectation that fourth-quarter 2026 Adjusted EBITDA will increase sequentially, our long-term net sales growth and Adjusted EBITDA margin targets, our long-term non-GAAP effective tax rate, and top- line growth post reform in Medicare spending; • Our ability to manage Private Office and Wound Care Center/Hospital Outpatient dynamics, including adjusting our strategy to remain competitive; • The proposed acquisition of Sanara MedTech Inc. (“Sanara”), including the expected timing and completion of the transaction; the FTC’s review, including the Second Request, and the expiration or termination of the HSR waiting period; the Hayfin debt financing commitment and related ticking fee; the expected revenue, cost synergies, Adjusted EBITDA margin, free cash flow and net leverage of the combined company; and integration planning; and • The Company’s long-term strategy and goals for value creation, the status of its pipeline products, expectations for future products, and expectations for future growth and profitability Additional forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," "preliminary," and similar expressions, and are based on management's current beliefs and expectations. Forward- looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include: • Future sales are uncertain and are affected by competition, access to customers, patient access to hospitals and healthcare providers, the reimbursement environment and many other factors; • The future market for the Company’s products can depend on regulatory approval of such products, which might not occur at all or when expected, and is based in part on assumptions regarding the number of patients who elect less acute and more acute treatment than the Company’s products, market acceptance of the Company’s products, and adequate reimbursement for such therapies; • The process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. is costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all, and the ability to obtain the rights to market additional, suitable products depends on negotiations with third parties which may not be forthcoming; • Risks relating to the proposed Sanara acquisition, its financing and our existing credit facility, including but not limited to the timing of closing, the outcome and timing of the FTC review and Second Request process, the risk that financing under the Hayfin commitment is not available when needed, the impact of ticking fees or termination fees, integration risks, the possibility that expected synergies are not realized as expected, and the possibility that the transaction is delayed or not completed. The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this presentation and the Company assumes no obligation to update any forward-looking statement. | 2 |

Disclaimer No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Important Information and Where to Find It In connection with the proposed transaction, MiMedx filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The final prospectus has been mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and prospectus) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Participants in the Solicitation Sanara MedTech, the Company and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Sanara’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of the Company is included in its Proxy Statement filed with the SEC on April 29, 2026. Information regarding the executive officers and directors of Sanara MedTech is included in its Proxy Statement filed with the SEC on April 17, 2026. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above. | 3 |

Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Adjusted EBITDA and related margins, Free Cash Flow, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income, Adjusted SG&A, Adjusted R&D and Adjusted Earnings Per Share. These measures are not prepared in accordance with GAAP, should be considered in addition to, and not as a substitute for the most directly comparable GAAP measures, and may not be comparable to similarly titled measures of other companies. Reconciliations of historical non-GAAP measures to the most directly comparable GAAP measures are included in the Appendix and in our earnings release dated October 28, 2026. We have not provided a reconciliation of forward-looking Adjusted EBITDA (including expected fourth-quarter 2026 Adjusted EBITDA), long-term and combined-company Adjusted EBITDA margin targets, or forward-looking net leverage to the most directly comparable GAAP measures because we are unable to do so without unreasonable efforts. We cannot predict with reasonable certainty the timing or amount of items excluded from these measures, such as acquisition and transaction-related costs relating to the proposed Sanara acquisition, strategic legal and regulatory expenses, reorganization expenses, share-based compensation and income tax effects, which could be material to our GAAP results. | 4 |

MIMEDX – A Pioneer & Leader Delivering Healing Solutions in Healthcare | 5 | At MIMEDX, our vision is to be the leading global provider of healing solutions through relentless innovation to restore quality of life. Expanding Surgical footprint as we demonstrate positive clinical and economic outcomes using our Surgical products An industry pioneer in Advanced Wound Care with a product offering backed by a compendium of scientific and clinical evidence Strong financial discipline as focused capital deployment and expense management supports continued growth, profitability & cash flow HELPING HUMANS HEAL

Investment Rationale | 6 | Addressing large, growing Surgical markets and continuing a legacy of leadership in Wound Planned Acquisition of Sanara MedTech accelerates Surgical growth Key competitive advantages with innovative products, extensive IP and broad sales reach Strong balance sheet and cash flow generation Experienced leadership team driving company strategy

Sanara MedTech Proposed Acquisition of | 7 |

Sanara Meaningfully Accelerates Efforts to Expand Surgical Footprint | 8 | 100% Surgical / OR Business Leading Particulate Expanding Product Portfolio Unlocks Sizable Incremental TAMs1 +$4B Transforms Surgical Footprint & Financial Profile Robust R&D Pipeline Key Transaction Highlights 1 – Calculated using Definitive Healthcare Database, LSI Procedural Data, published orthopedic market research data and related journals, surgeon validation, and Sanara estimates

About Sanara MedTech

Pure-play surgical solutions business focused on the operating room setting, with innovative technologies, strong IP, a proven and scalable commercial engine and a compelling margin profile.

Sanara MedTech

Progressive Portfolio Strategy Across the Surgical Workflow

BIASURGE®
Advanced Surgical Solution

OsStic™ BioAdhesive
ADVANCED BONE FIXATION

Cellerate RX® Surgical
HYDROLYZED COLLAGEN

PREPARE



PROMOTE



PROTECT



Select Financial Highlights (2025)[1]

$103MM	19%	51%
2025 Net Revenue	Y/Y Growth	7-Year CAGR

93%	$7MM	$17MM	$17MM
Gross Margin	Operating Income	Adjusted EBITDA	Cash

40+ Field Sales Team

450+ Contracted Distributors

1,450+ Active Facilities

4,000+ Contracted Facilities

MIMEDX

1 – Historical financial information based on Sanara's public filings

| 9 |

CellerateRX® Surgical Leading Collagen Particulate Strong Business Alignment Drives Compelling Deal Rationale | 10 | OsStic Synthetic Injectable Structural Bio-Adhesive BIASURGE® No-Rinse Surgical Irrigation Solution Expands Product Offering with Differentiated, Innovative Technologies Strong Cultural Fit; Talent Profile Adds Deep Industry Expertise Adds Significant Commercial Scale Through Distribution Network Immediately Accretive to Revenue Growth & Profitability

Transaction Details | 11 | Consideration Run-Rate Cost Synergies & Combined Financial Profile Approvals • Acquiring Sanara for $35 per share, representing a 46% premium to Sanara’s 30-day volume weighted average share price as of July 28, 2026 • Purchase price comprised of: • $33 per share in cash and, • 0.4735 shares of MIMEDX common stock for each share of Sanara common stock they own, which represents a value of $2.00 per share, calculated based on the average closing price of MIMEDX common stock of $4.22 for the last five consecutive trading days through and including July 28, 2026 • Total Enterprise Value: Approximately $350 million Financing • MIMEDX has obtained fully committed financing through Hayfin Capital Management, LLP • Acquisition to be funded with a combination of cash on hand and a new $300 million Senior Secured Term Loan • Terms: • 6 years • SOFR + 6.25% • MIMEDX expects to issue 4.4 million shares for the stock consideration portion of the transaction • Each company’s board of directors have unanimously approved the transaction • Obtained Sanara shareholder approval on September 30 • FTC clearance remains last major hurdle to closing • In the first full year post-close, anticipating: • Total revenue close to $400 million on a combined basis • Over $20 million in annualized, run-rate cost synergies to be realized in 2027 in connection with the acquisition • Adj. EBITDA margin to be above 20%

About MIMEDX | 12 |

Surgical Markets Offer a Large, Expanding Opportunity Outside of Wound Care 1 - Life Science Intelligence, U.S. Surgical Procedure Volumes Database: inpatient and outpatient procedures, 2024. 2 - Calculated using Definitive Healthcare Database, LSI Procedural Data, published orthopedic market research data and related journals, surgeon validation, and Sanara estimates. | 13 | LARGE SURGICAL MARKET ~92 million Surgical procedures performed in the US each year1 ~23 million General surgery procedures performed in the US each year1 +$4B Incremental addressable market unlocked by the Sanara acquisition2 GROWING MIMEDX PRESENCE 15% Surgical sales growth based upon LTM Q3:26 vs. LTM Q3:25 8 studies Underway across surgical disciplines, with 5 published since May 2025 Expanding Offering Non-placental derived products, like HELIOGEN® and G4Derm® Plus augmenting Surgical growth Surgical Complications Burden Providers and Payors, Creating Demand for Products That Improve Outcomes

Targeting Surgical Applications That Reduce Health & Economic Burdens

Compelling Data Supporting Use of MIMEDX Products in Colorectal Anastomosis Procedures

THE PROBLEM

Anastomotic leaks are a **serious postoperative complication** of intestinal surgeries, with significant health and economic consequences that burden providers, payors and patients

LEAK COMPLICATIONS INCLUDE[1]

Increased Morbidity & Mortality	Increased Readmission Rates
Increased Reoperation Rate	Extended Length of Stay
Increased Hospitalization Costs	Reduced Quality of Life

~$28M

economic burden of anastomotic leaks per 1,000 patients[2], a multibillion cost to the healthcare system

THE SOLUTION

Recent studies demonstrate AMNIOFIX recipients experienced **significant reductions in leak rates and hospital readmissions**



Anastomotic leak rate

48% lower vs NSQIP | 63% lower vs PHD



1.9%
3.8%
2.3%
6.2%
AMNIOFIX
NSQIP
AMNIOFIX
PHD

Leaks/n: 11/566 vs 520/13,684 (p=0.0002*); 13/566 vs 6,174/99,879 (p=0.0229*)

30-day hospital readmissions

40% lower vs NSQIP | 49% lower vs PHD



5.7%
9.4%
11.1%
AMNIOFIX
NSQIP
PHD

Readmissions/n: 32/566 vs 1,290/13,684 (p=0.0031*); 32/566 vs 11,079/99,879 (p=0.0001*). *Two-tailed Chi-square with Yates correction

MIMEDX

1) Rennie O, Sharma M, Helwa N. Colorectal anastomotic leakage: a narrative review of definitions, grading systems, and consequences of leaks. *Front Surg*. 2024;11:1371567. Published 2024 May 2.
2) Hammond J, Lim S, Wan Y, Gao X, Patkar A. The burden of gastrointestinal anastomotic leaks: an evaluation of clinical and economic outcomes. J Gastrointest Surg. 2014;18(6):1176-1185.

| 14 |

Additional Surgical Studies Underway Highlight Product Versatility | 15 | Generating Clinical Data in Numerous Surgical Disciplines Incorporating Use of MIMEDX Products ENROLLMENT / ANALYSIS MANUSCRIPTS / REVIEW PUBLISHED Liver Transplant Interim analysis upcoming AMNIOFIX Breast Reduction Study analysis underway AMNIOFIX Esophageal Reconstruction Under review Plastic & Reconstructive Surgery AMNIOFIX Endoscopic Spine Lumbar Discectomy Manuscript in development AMNIOFIX High-Risk Vascular Published April 2026 Vascular AMNIOEFFECT & AXIOFILL Colorectal Anastomosis European Surgical Research, Mar 2026 Frontiers in Surgery, Sept 2026 AMNIOFIX ACL Repair E-Published December 2025 Journal of Orthopaedic Reports AMNIOFIX Prostatectomy Published October 2026 Journal of Robotic Surgery AMNIOFIX

Addressing a Large and Unmet Need for Wound Healing Solutions

FAVORABLE DEMOGRAPHIC TRENDS

>10 million
People in the US suffering from chronic and hard-to-heal wounds[1]

1 in 6
Medicare beneficiaries affected by these wounds[1]

~$150 billion
Global expenditure on wound care[1]

INCREASING CLINICAL EVIDENCE

Up to 85%
Of amputations are avoidable using a wound care approach that incorporates innovative treatments[2]

EPIFIX®
Recipients experienced reductions in major amputations and hospital utilization[2]

98.5% higher
Probability of wound closure compared to standard-of-care in latest literature[3]

15+ YEARS

EPIFIX®



#1 Most studied human placental allograft

MIMEDX

Opportunities to Use Innovative Allografts Driven by Combination of Macro Factors and Increased Physician / Surgeon Awareness

1 - Sen CK, et al. Human Wound and Its Burden: Updated 2025 Compendium of Estimates. Adv Wound Care (New Rochelle). 2025; doi: 10.1177/21621918251359554
2 - Tettelbach WH, et al. Cost-effectiveness of dehydrated human amnion/chorion membrane allografts in lower extremity diabetic ulcer treatment. J Wound Care. 2022 Feb 1;31(Sup2):S10-S31.
3 - Serena, T. E., et al. Evaluation of lyophilized human amnion/chorion membrane (LHACM) in the management of nonhealing diabetic foot ulcers: An interim analysis of the CAMPAIGN trial. International Journal of Tissue Repair. 2025. https://doi.org/10.63676/tk3kw419

MIMEDX | 16 |

The Most Comprehensive End-To-End Product Ecosystem Leading the field with science, clinical efficacy and a customer and patient-centric go-to-market mindset | 17 | The most studied portfolio of placental products with a growing compendium of published scientific, clinical and health outcome data 1 Clinical evidence Large, national placental donation network and proprietary tissue processing. 2 Tissue supply New product innovations leading to untapped opportunities for growth, including an increasing footprint in the Surgical market. 3 Product innovation A key partner to healthcare professionals with industry leading support services and customer-focused approach. 4 Customer focus

The Most Comprehensive End-To-End Product Ecosystem Unmatched peer-reviewed published evidence supporting our product portfolio | 18 | 1 Clinical evidence 2 Tissue supply 3 Product innovation 4 Customer focus Peer-reviewed research Publications in Nature Scientific Reports and the Journal of Inflammation are Recent Examples of Top Tier Peer Reviewed Scientific Research Using MIMEDX Products Randomized controlled trial Interim RCT Results Demonstrate Clinical Benefit Associated with Use of EPIEFFECT Compared to Standard of Care Payor & GPO access Broadest commercial payor coverage, GPO relationships and increasing hospital value analysis committee wins result in wide product availability

The Most Comprehensive End-To-End Product Ecosystem National footprint with labor and delivery centers to obtain placental tissue | 19 | 1 Clinical evidence 2 Tissue supply 3 Product innovation 4 Customer focus National network of birthing center partners Expectant Mothers Introduced to Donation Program Consent for Donation Obtained Delivery of Healthy Baby via Caesarean Section Donated Placental Tissues Recovered Tissues Transported to MIMEDX Donor Tissue Tested & Prepared for Manufacturing Large, national placental donation network and proprietary tissue processing.

The Most Comprehensive End-To-End Product Ecosystem Leveraging robust IP portfolio, knowhow and expertise to drive continued innovations for Wound & Surgical markets | 20 | 1 Clinical evidence 2 Tissue supply 3 Product innovation 4 Customer focus New product innovations leading to untapped opportunities for growth, including an increasing footprint in the Surgical market. Proprietary Processing Backed by Broad Portfolio of Intellectual Property Robust IP Estate with 200+ Patents Significant Opportunity for Continued Scale Shelf-Stable, Packaged Product Available to Ship Ample Placental Supply and Manufacturing Capabilities to Support Continued Growth and Industry Demand

The Most Comprehensive End-To-End Product Ecosystem MIMEDX Connect offers a full suite of practice management tools in a single online portal | 21 | 1 Clinical evidence 2 Tissue supply 3 Product innovation 4 Customer focus A key partner to healthcare professionals with industry leading support services and customer-focused approach. Helps customers simplify workflows, maximize efficiency and increase lifetime value of each customer Features include Order management Insurance verification status Bill pay

Strategic Priorities Focus on Product Innovation & Market Opportunities | 22 | 01 Continuing to innovate and diversify our portfolio across product platforms 02 Driving higher growth in surgical markets

Q3:26 Operating & Financial Highlights

Net Sales

$62MM

Surgical Net Sales

+9%

vs. Q3:25

Mid-teens % volume growth

Wound Care Centers

Upper single-digit % volume growth vs. Q2:26

GAAP Gross Margin

80%

+11 percentage points vs. Q2:26

Adj. EBITDA[1]

$2MM

+$10MM vs. Q2:26

GAAP Net Loss

($9MM)

+$6MM vs. Q2:26

Business Highlights

AXIOFILL® ECM PARTICULATE

Favorable court ruling in FDA litigation; remands regulatory classification decision back to FDA

Patent Settlement & License Agreement

Announced settlement and license agreement with a competitor Wound Care company, resolving a patent infringement allegations involving MIMEDX's IP portfolio

MIMEDX to receive a total of **$25 million** in five equal installments of $5 million annually

MIMEDX

1) Adjusted EBITDA is a non-GAAP financial measure. See the Appendix for a reconciliation to the nearest GAAP measure.

| 23 |

Experienced, Skillful Leadership Team Executing Strategy Prior Roles Include: Management Team with Track Record of Success in MedTech Joe Capper Chief Executive Officer Doug Rice Chief Financial Officer Butch Hulse Chief Administrative Officer & General Counsel Kim Moller Chief Commercial Officer John Harper, Ph.D. Chief Scientific Officer & SVP, R&D Matt Notarianni Head of IR 24| | Tracy Chastain Chief Human Resources Officer David McGill VP, Manufacturing & Engineering

Investment Rationale | 25 | Addressing large & expanding Surgical markets and continuing a legacy of leadership in Wound Planned Acquisition of Sanara MedTech accelerates Surgical growth Key competitive advantages with innovative products, extensive IP and broad sales reach Strong balance sheet and cash flow generation Experienced leadership team driving company strategy

THANK YOU MIMEDX 1775 West Oak Commons Ct. Marietta, GA 30062 888.543.1917 | 770.651.9100 | 26 |

Appendix | 27 |

Adjusted EBITDA - QTD | 28 | Amounts (in millions) for the three months ended September 30, 2026 2025 Net income - GAAP $ (8.7) $ 16.7 Strategic legal and regulatory expenses 5.7 2.5 Acquisition and other transaction-related costs 3.3 0.2 Stock-based compensation expense 3.2 4.9 Amortization of intangible assets 1.1 4.7 Depreciation expense 0.4 0.6 Strategic software implementation costs 0.3 — Interest (income) expense, net (0.8) (0.8) Income tax provision (2.4) 6.1 Adjusted EBITDA $ 2.1 $ 35.0 Adjusted EBITDA margin 3.3% 30.7%

Adjusted EBITDA - YTD | 29 | Amounts (in millions) for the nine months ended September 30, 2026 2025 Net income - GAAP $ (34.4) $ 33.4 Strategic legal and regulatory expenses 14.1 6.7 Reorganization expenses 3.8 0.8 Acquisition and other transaction-related costs 3.4 0.8 Amortization of intangible assets 3.3 10.0 Stock-based compensation expense 2.4 13.9 Depreciation expense 1.3 1.7 Strategic software implementation costs 0.6 — Interest expense, net (2.4) (2.0) Income tax provision (9.8) 11.1 Adjusted EBITDA $ (17.6) $ 76.3 Adjusted EBITDA margin (9.5)% 25.4%

Adjusted Net Income and Adjusted EPS - QTD | 30 | Amounts (in millions) for the three months ended September 30, 2026 2025 Net income - GAAP $ (8.7) $ 16.7 Strategic legal & regulatory expenses 5.7 2.5 Acquisition and other transaction-related costs 3.3 0.2 Amortization of acquired intangible assets 0.8 4.6 Strategic software implementation costs 0.3 — Adjustment for income taxes (2.1) (1.4) Adjusted net income $ (0.7) $ 22.6 Weighted average common shares outstanding - adjusted (in millions) 145.9 149.7 Adjusted EPS $ (0.01) $ 0.15

Adjusted Net Income and Adjusted EPS - YTD | 31 | Amounts (in millions) for the nine months ended September 30, 2026 2025 Net income - GAAP $ (34.4) $ 33.4 Strategic legal & regulatory expenses 14.1 6.7 Reorganization expenses 3.8 0.8 Acquisition and other transaction-related costs 3.4 0.8 Amortization of acquired intangible assets 2.5 9.7 Strategic software implementation costs 0.6 — Adjustment for income taxes (4.9) (4.5) Adjusted net income $ (14.8) $ 46.8 Weighted average common shares outstanding - adjusted (in millions) 147.4 149.6 Adjusted EPS $ (0.10) $ 0.31